UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           BLUEPHOENIX SOLUTIONS LTD.
                                (Name of Issuer)

                       ORDINARY SHARES, NIS0.01 PAR VALUE
                         (Title of Class of Securities)

                                  M 20157 10 9
                                 (CUSIP Number)

                                   ARIE KILMAN
                         C/O BLUEPHOENIX SOLUTIONS LTD.
                              8 MASKIT ST., HERZLIA
                                  ISRAEL 46120
                                 972-9-952-6110
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 27, 2005
                      (Date of Event Which Requires Filing
                               of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING
BOX: [_]


                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP NO. M 20157 10 9                13D                      PAGE 2 OF 6 PAGES
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1    NAMES OF REPORTING PERSONS
     Arie Kilman

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Not applicable
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     PF, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)       [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
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                   7    SOLE VOTING POWER
                        1,306,177
  NUMBER OF        -------------------------------------------------------------
    SHARES         8    SHARED VOTING POWER
 BENEFICIALLY           None
OWNED BY EACH      -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
 PERSON WITH            1,306,177
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,306,177
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.2%.
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14   TYPE OF REPORTING PERSON
     IN
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                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the ordinary shares, NIS0.01 par value per share (the "ORDINARY SHARES"), of BluePhoenix Solutions Ltd., an Israeli company (the "COMPANY"). The principal executive offices of the Company are located at 8 Maskit Street, Herzlia 46120, Israel.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c) This Schedule 13D is being filed by Arie Kilman, Chief Executive Officer of the Company (the "REPORTING PERSON"). The Reporting Person's business address is c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzlia 46120, Israel.

     (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, whereby he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of Israel

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person has acquired beneficial ownership of 1,306,177 Ordinary Shares as follows:

     (i) 591,814 Ordinary Shares pursuant to the terms of the share exchange agreement, dated October 13, 2002, between the Company and the shareholders of Liraz Systems Ltd. The Reporting Person exchanged 1,044,056 shares of Liraz for 625,183 Ordinary Shares, of which 33,369 Ordinary Shares were subsequently sold;

     (ii) 6,400 Ordinary Shares were purchased by the Reporting Person in the open market from June 2005 through March 2006. All such purchases of Common Stock were funded by personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of the funds expended for such purchases was $26,803 (excluding commissions and other execution-related costs); and

     (iii) 707,963 Ordinary Shares underlying unexercised stock options awarded to the Reporting Person under the Company's 2003 Employee Stock Option Plan (formerly known as 1996 Share Option Plan - Part One, as amended), as compensation for his service as the Company's chief executive officer, all of which are currently exercisable. The Reporting Person was granted options to purchase Ordinary Shares under the following terms: (A) options to purchase 375,000 Ordinary Shares at an exercise price of $2.25 per share, which expire in April 2013;
          (B) options to purchase 182,963 Ordinary Shares at an exercise price of $4.00 per share, which expire in September 2013; and (C) options to purchase 150,000 Ordinary Shares at an exercise price of $6.00 per share, which expire in September 2015.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Ordinary Shares owned by the Reporting Person through the share exchange and open market purchases were acquired by the Reporting Person as an investment in the Company. The Ordinary Shares beneficially owned by the Reporting Person underlying the options were acquired as compensation for his services as chief executive officer of the Company. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,306,177 Ordinary Shares, 707,963 of which are presently exercisable pursuant to options to purchase Ordinary Shares, representing approximately 9.2% of the outstanding Ordinary Shares based on 13,559,838 ordinary shares outstanding as of December 31, 2005 as reported in the Company's Annual Report on Form 20-F filed with the SEC on March 27, 2006.

     (b) The Reporting Person has sole voting and dispositive power over the Ordinary Shares reported as beneficially owned by it.

     (c) There were no transactions that were effected during the last 60 days by the Reporting Person with respect to the Ordinary Shares.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person and the Company are party to a loan and pledge agreement, dated April 2000, as amended, pursuant to which as of April 30, 2006, 30,100 Ordinary Shares are pledged by the Reporting Person to the Company as security for a loan made to the Reporting Person by Liraz, an entity acquired by the Company. Pursuant to the terms of the pledge agreement, the loan is expected to be repaid in full and these securities are expected to be released from the pledge in May 2006.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

99.1 English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000, as amended by the Addendum dated April 2002 (incorporated by reference to the Company's Annual Report on Form 20-F/A filed with the SEC on November 9, 2004).

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 2, 2006


                                            /s/ Arie Kilman
                                            ---------------
                                            Name: Arie Kilman